October 31, 2022

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Collateral Trust - File No. 811-23027 (the “Trust” or “Registrant”)

Dear Mr. Oh:

This letter is in response to comments received by telephone on October 12, 2022 from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement Supplements, which were filed with the SEC on August 31, 2022 and September 20, 2022, respectively, (each, a “POS AMI”) for the Trust.

For your convenience, we have repeated each comment below, and our responses follow your comments. Capitalized terms not otherwise defined herein have the same meanings as defined in the POS AMI, unless otherwise indicated.

1.	Comment 1: For future filings made by the Trust, please consider specifically noting the provision(s) of the Registration Statement to which each POS AMI pertains. Additionally, please indicate whether any POS AMI disclosure replaces or supplements the provision(s) of the Registration Statement and state with specificity where such language is to be included in the Registration Statement.

Response: The Registrant acknowledges the Staff’s comments and confirms that specificity with respect to amendments to the Registration Statement that describe how such disclosure will be amended will be reflected in future amendments to the Trust’s Registration Statement.

2.	Comment 2: Please revise the Trustee share ownership and compensation tables to reflect the information required by Form N-1A.

Response: The Instructions to Form N-1A state that Trustee ownership information should be provided as of the end of the most recently completed calendar year (see Instruction 1 to Item 17(b)(4) of Form N-1A). The Trustees are newly elected to the Trust as of September 9, 2022 and Item 17(c) of Form N-1A sets forth that Trustee compensation information should be provided for the most recently completed fiscal year. Accordingly, the Registrant confirms it will update the Trustee compensation and share ownership tables at the next annual update of the Trust.

If you have any questions, please call me at (617) 951-9068.

Sincerely,

/s/ Trayne S. Wheeler
Trayne S. Wheeler

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